SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 33)*

Kimball International, Inc.
(Name of Issuer)

Class A Common Stock, $0.05 Par Value
Class B Common Stock, $0.05 Par Value
(Title of Class of Securities)

Class A Common Stock: 494274 20 2
Class B Common Stock: 494274 10 3
(CUSIP Numbers)

10/30/2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐    Rule 13d-1(b)
☐    Rule 13d-1(c)
☒    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. Class A Common: 494274 20 2 Class B Common: 494274 10 3
1.	Names of Reporting Persons. Douglas A. Habig
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)
(b)

3.	SEC Use Only
4.	Citizenship or Place of Organization: USA
Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power: Class A Common: -0- Class B Common: 1,078,752 (a)
		6.	Shared Voting Power: Class A Common: -0- Class B Common: 523,333 (b)
		7.	Sole Dispositive Power: Class A Common: -0- Class B Common: 1,078,752 (a)
		8.	Shared Dispositive Power: Class A Common: -0- Class B Common: 523,333 (b)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: Class A Common: -0- Class B Common: 1,602,085 (a), (b), (c)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row 9: Class A Common: 0% Class B Common: 4.7% (a), (b)
12.	Type of Reporting Person (See Instructions): IN

(a)	Includes shares owned by Mr. Douglas Habig's wife living in the same household as him.
(b)	Includes shares held in various trusts for which Mr. Douglas Habig serves as a co-trustee and shares held by a charitable foundation for which he serves as a director.
(c)	Mr. Douglas Habig disclaims beneficial ownership of any shares listed above of which he would not, but for Rule 13d-3 under the Securities Exchange Act of 1934, be deemed to be the beneficial owner.

Page 2a of 5

CUSIP NO. Class A Common: 494274 20 2 Class B Common: 494274 10 3
1.	Names of Reporting Persons. John B. Habig
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)
(b)

3.	SEC Use Only
4.	Citizenship or Place of Organization: USA
Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power: Class A Common: -0- Class B Common: 950,655 (a)
		6.	Shared Voting Power: Class A Common: -0- Class B Common: 523,333 (b)
		7.	Sole Dispositive Power: Class A Common: -0- Class B Common: 950,655 (a)
		8.	Shared Dispositive Power: Class A Common: -0- Class B Common: 523,333 (b)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: Class A Common: -0- Class B Common: 1,473,988 (a), (b), (c)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row 9: Class A Common: 0% Class B Common: 4.3% (a), (b)
12.	Type of Reporting Person (See Instructions): IN

(a)	Includes shares owned by Mr. John Habig's wife.
(b)	Includes shares held in various trusts for which Mr. John Habig serves as a co-trustee.
(c)	Mr. John Habig disclaims beneficial ownership of any shares listed above of which he would not, but for Rule 13d-3 under the Securities Exchange Act of 1934, be deemed to be the beneficial owner.

Page 2b of 5

CUSIP NO. Class A Common: 494274 20 2 Class B Common: 494274 10 3
Item 1(a).  Name of Issuer
Kimball International, Inc.
Item 1(b).  Address of Issuer's Principal Executive Offices
1600 Royal Street
Jasper, IN 47549
Item 2(a). Names of Persons Filing
Douglas A. Habig
John B. Habig
Item 2(b). Address of Principal Business Office or, if none, Residence
1600 Royal Street
Jasper, IN 47549
Item 2(c). Citizenship
Each of the persons filing this statement is a citizen of the United States.
Item 2(d). Title of Class of Securities
Class A Common Stock, $0.05 Par Value
Class B Common Stock, $0.05 Par Value
Item 2(e). CUSIP Numbers
Class A Common: 494274 20 2
Class B Common: 494274 10 3
Item 3.  Not applicable

CUSIP NO. Class A Common: 494274 20 2 Class B Common: 494274 10 3
Item 4.  Ownership
The reporting persons filing this statement disclaim that they or any two of them constitute a group within the meaning of Rule 13d-5(b)(1), and agree that this joint filing pursuant to Rule 13d-1(k)(1) has been filed on behalf of each reporting person.
(a) Amount beneficially owned: See item 9 on the cover page for each of Mr. Douglas Habig and Mr. John Habig
(b) Percent of class: See item 11 on the cover page for each of Mr. Douglas Habig and Mr. John Habig
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: See item 5 on the cover page for each of Mr. Douglas Habig and Mr. John Habig
(ii) Shared power to vote or to direct the vote: See item 6 on the cover page for each of Mr. Douglas Habig and Mr. John Habig
(iii) Sole power to dispose or to direct the disposition of: See item 7 on the cover page for each of Mr. Douglas Habig and Mr. John Habig
(iv) Shared power to dispose or to direct the disposition of: See item 8 on the cover page for each of Mr. Douglas Habig and Mr. John Habig
Item 5.  Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X]*.
* The Company, Mr. Douglas Habig, Mr. John Habig, and other key Share Owners completed several actions leading up to the October 31, 2014 spin-off of the Kimball Electronics, Inc. subsidiary of Kimball International, Inc.
On October 30, 2014, 1,328,636 shares of Class A Common Stock beneficially owned by Mr. Douglas Habig were converted into Class B Common Stock, including 625,389 shares of Class A Common Stock which he personally held, 346,701 shares of Class A Common Stock held by Mr. Douglas Habig's wife, and 356,546 shares of Class A Common Stock held in various trusts for which Mr. Douglas Habig serves as a co-trustee. After the conversion, Mr. Douglas Habig beneficially owned no shares of Class A Common Stock and less than 5% of the outstanding shares of Class B Common Stock.
On October 30, 2014, 789,255 shares of Class A Common Stock beneficially owned by Mr. John Habig were converted into Class B Common Stock, including 298,016 shares of Class A Common Stock which he personally held, 134,693 shares of Class A Common Stock held by Mr. John Habig's wife, and 356,546 shares of Class A Common Stock held in various trusts for which Mr. John Habig serves as a co-trustee. After the conversion, Mr. John Habig beneficially owned no shares of Class A Common Stock and less than 5% of the outstanding shares of Class B Common Stock.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person
Not applicable.
Item 7.  Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.
Item 8. Identification and Classification of Members of the Group
Not applicable.
Item 9. Notice of Dissolution of Group
Not applicable.
Item 10. Certification
Not applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 5, 2014

/s/ Douglas A. Habig
DOUGLAS A. HABIG

November 5, 2014

/s/ John B. Habig
JOHN B. HABIG